EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Solid First Quarter 2016 Financial Results
Transformational Changes Position Company for Near- and Long-Term Growth

CALGARY, Alberta – April 29, 2016 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced net income attributable to common shares for first quarter 2016 of $252 million or $0.36 per share compared to $387 million or $0.55 per share for the same period in 2015. Comparable earnings for first quarter 2016 were $494 million or $0.70 per share compared to $465 million or $0.66 per share for the same period in 2015. TransCanada's Board of Directors also declared a quarterly dividend of $0.565 per common share for the quarter ending June 30, 2016, equivalent to $2.26 per common share on an annualized basis.
"During the first quarter of 2016, our diverse portfolio of high-quality long-life assets generated steady results in what continues to be a challenging environment," said Russ Girling, TransCanada's president and chief executive officer. "Comparable earnings increased by six per cent while funds generated from operations of $1.1 billion were consistent with the same period last year.”
On March 17, 2016, TransCanada announced an agreement to acquire Columbia Pipeline Group, Inc. (NYSE: CPGX or Columbia) for US$13 billion including approximately US$2.8 billion of assumed debt. Columbia operates an approximate 24,000-kilometre (km) (15,000-mile) network of interstate natural gas pipelines extending from New York to the Gulf of Mexico, with a significant presence in the Appalachia production basin. The assets complement our existing North American footprint which together will create an approximate 91,000 km or 57,000 mile natural gas pipeline system connecting North America’s fastest growing supply basins to premium markets across the continent. On April 1, 2016, TransCanada completed the issuance of $4.4 billion of subscription receipts to finance a portion of the acquisition, representing the largest equity financing in Canadian history. The conversion of subscription receipts to common shares is subject to closing of the Columbia acquisition which, in turn, is subject to Columbia shareholder approval and certain regulatory approvals.
“The acquisition represents a rare opportunity to invest in an extensive, competitively-positioned, growing network of regulated natural gas pipeline and storage assets in the Marcellus and Utica shale gas regions,” added Girling. “The addition of Columbia to our resilient base business is a transformational change and creates an industry-leading portfolio of near-term growth projects that further supports and may augment our expected eight to ten per cent annual dividend growth through 2020."
Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	First quarter financial results
◦Net income attributable to common shares of $252 million or $0.36 per share
◦Comparable earnings of $494 million or $0.70 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.5 billion
◦Funds generated from operations of $1.1 billion
◦Comparable distributable cash flow of $1.0 billion or $1.38 per common share

•	Declared a quarterly dividend of $0.565 per common share for the quarter ending June 30, 2016. Subscription receipts to receive dividend equivalent payment.

•	Announced an agreement and plan of merger to acquire Columbia Pipeline Group, Inc. for US$13 billion including the assumption of approximately US$2.8 billion in debt

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•	Completed the sale of $4.4 billion of subscription receipts which will be used to finance a portion of the Columbia acquisition

•	Announced our intention to monetize the U.S. Northeast power assets and a minority interest in our Mexican natural gas pipeline business

•	Awarded a contract to construct the US$550 million Tula-Villa de Reyes Pipeline in Mexico

•	Terminated our Alberta Power Purchase Arrangements (PPAs)
Net income attributable to common shares decreased by $135 million to $252 million or $0.36 per share for the three months ended March 31, 2016 compared to the same period last year. First quarter 2016 included a net after-tax charge of $211 million for specific items including $176 million after tax relating to the remaining net book value associated with our investment in the Alberta PPAs as a result of our termination decision, $26 million relating to costs associated with the announced Columbia acquisition, $6 million after tax of Keystone XL costs for the maintenance and liquidation of project assets which are being expensed pending further advancement of the project and an additional $3 million after-tax loss on the sale of TC Offshore. Both periods included unrealized gains and losses from changes in risk management activities. All of these specific items are excluded from comparable earnings.
Comparable earnings for first quarter 2016 were $494 million or $0.70 per share compared to $465 million or $0.66 per share for the same period in 2015. A higher contribution from Bruce Power and net corporate financial results was partially offset by lower earnings from the Keystone System, Eastern Power, U.S. Power and Western Power.
Notable recent developments in Corporate, Natural Gas Pipelines, Liquids Pipelines and Energy include:
Corporate:

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Acquisition of Columbia Pipeline Group: On March 17, 2016, we entered into an agreement and plan of merger to acquire Columbia Pipeline Group, Inc. (Columbia). Columbia owns one of the largest interstate natural gas pipeline systems in the U.S., providing transportation, storage and related services to a variety of customers in the northeast, mid-west, mid-Atlantic and Gulf Coast regions. Its assets include Columbia Gas Transmission, which operates approximately 18,000 km (11,300 miles) of pipelines and 286 billion cubic feet of working gas storage capacity in the Marcellus and Utica shale production areas, and Columbia Gulf Transmission, an approximate 5,400 km (3,300 mile) pipeline system that extends from Appalachia to the Gulf Coast.

Columbia shareholders will receive US$25.50 per share which represents an aggregate transaction value of approximately US$13 billion including the assumption of approximately US$2.8 billion of debt. We expect to finance the US$10.2 billion cash component of the acquisition through an offering of subscription receipts, which closed on April 1, 2016 for gross proceeds of approximately $4.4 billion, the planned monetization of our U.S. Northeast power assets and a minority interest in our Mexican natural gas pipeline business, and existing cash on hand. A syndicate of lenders have committed to provide debt bridge facilities in the amount of US$6.9 billion which will be utilized pending the realization of proceeds from the planned monetization of assets outlined. We expect the acquisition, net of financing and the planned asset monetization, to be accretive to earnings per share in the first full year of ownership. We are targeting US$250 million of annual cost, revenue and financing benefits.
We and Columbia each filed a Hart-Scott-Rodino Notification with the U.S. Federal Trade Commission on April 4, 2016. We also both submitted a filing with the Committee on Foreign Investment in the United States (CFIUS) which was accepted on April 13, 2016. The special meeting for Columbia stockholders to approve the transaction is scheduled for June 22, 2016.
We expect the acquisition to close in second half 2016 subject to the shareholder and regulatory approvals.

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Subscription Receipts: On April 1, 2016, we issued 96.6 million subscription receipts to partially fund the Columbia acquisition at a price of $45.75 each for total proceeds of approximately $4.4 billion. Each subscription receipt will entitle the holder to automatically receive one common share upon closing of the

EXHIBIT 99.1

Columbia acquisition. While the subscription receipts remain outstanding, holders will be entitled to receive cash payments per subscription receipt equivalent to dividends paid on each common share.

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Preferred Share Issuance: On April 20, 2016, we completed a public offering of 20 million Series 13 cumulative redeemable, minimum rate reset, first preferred shares at $25 per share resulting in gross proceeds of $500 million. The fixed dividend rate on the Series 13 preferred shares was set for five years at 5.5 per cent per annum. The dividend rate will reset every five years at a rate equal to the sum of the applicable five-year Government of Canada bond yield plus 4.69 per cent, provided that such rate shall be not less than 5.5 per cent per annum.

Natural Gas Pipelines:

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ANR Section 4 Rate Case: On January 29, 2016, ANR filed a Section 4 Rate Case with the FERC that requests an increase to ANR's maximum transportation rates. On February 29, 2016, the FERC issued an order that accepted and suspended ANR’s rate and tariff changes to become effective August 1, 2016, subject to refund and the outcome of a hearing. In addition, on March 23, 2016, the FERC established a procedural schedule for the hearing and appointed a settlement judge to assist the parties in their settlement negotiations. The hearing is currently scheduled for early February 2017 and settlement conferences will be held throughout the process.

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NGTL System: In first quarter of 2016, we placed approximately $100 million of facilities in service with another $600 million currently under construction. The NGTL System continues to develop approximately $7.3 billion of new supply and demand facilities of which approximately $2.5 billion have received regulatory approval, a further approximately $1.9 billion are currently under regulatory review and applications for approval to construct and operate an additional $2.9 billion of facilities have yet to be filed.

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North Montney Mainline: On March 28, 2016, we filed a request with the NEB for a one year extension of the Certificate of Public Convenience and Necessity (CPCN) for the North Montney Mainline (NMML) project. The requested extension ensures our regulatory approvals remain valid and do not expire pending a Final Investment Decision (FID) on the proposed Pacific Northwest LNG project.

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2016-2017 NGTL Revenue Requirement Settlement: On April 7, 2016, the NEB approved, subject to certain reporting requirements, the NGTL revenue requirement settlement application that was filed in December 2015. The settlement includes a return on equity of 10.1 per cent on 40 per cent deemed equity plus certain incentive mechanisms.

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Iroquois Gas Transmission System: On March 31, 2016, we closed the acquisition of an additional 4.87 per cent interest in Iroquois Gas Transmission System, L.P. (Iroquois) for US$54 million bringing our interest in Iroquois to 49.35 per cent. We also expect to acquire an additional 0.65 per cent in second quarter 2016 that will increase our overall interest to 50 per cent.

•
Tula-Villa de Reyes Pipeline: On April 11, 2016, we announced we were awarded a contract to build, own and operate the Tula-Villa de Reyes pipeline in Mexico. Construction of the pipeline is supported by a 25-year natural gas transportation service contract for 886 million cubic feet per day with the Comisión Federal de Electricidad (CFE). We expect to invest approximately US$550 million on a 36-inch diameter, 420-km (261-mile) pipeline with an anticipated in-service in early 2018. The pipeline will extend from our Tamazunchale and Tuxpan-Tula pipelines to a terminus near Villa de Reyes, San Luis Potosí, transporting natural gas to power generation facilities.

•
Prince Rupert Gas Transmission: We are continuing engagement with Aboriginal groups and have now announced project agreements with eleven First Nation groups along the pipeline route which outline financial and other benefits and commitments that will be provided to each First Nation group for as long as the project is in service.

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Coastal GasLink: The LNG Canada joint venture participants anticipate reaching a final investment decision on their Kitimat-based LNG project in late 2016. Based on the current schedule, preliminary construction work could begin in January 2017.

Liquids Pipelines:

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Keystone Pipeline: On April 2, 2016, we shut down the Keystone pipeline after a leak was detected along the pipeline right-of-way in Hutchinson County, South Dakota. We reported the total volume of the release of 400 barrels to the National Response Center and the Pipeline and Hazardous Materials Safety and Administration (PHMSA). Temporary repairs were completed on April 9, 2016, and the Keystone pipeline was restarted on April 10, 2016. Permanent repairs and remaining restoration work at site is planned for May 2016, with further investigative activities and corrective measures required by PHMSA planned in 2016.

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Energy East Pipeline: On March 1, 2016, the Province of Québec filed a court action seeking an injunction to compel the Energy East Pipeline to comply with the province’s environmental regulations. On April 22, 2016, we filed a project review engaging an environmental assessment under the Environmental Quality Act (Québec). This process is in addition to an environmental assessment required under the National Energy Board Act and the Canadian Environmental Assessment Act, 2012. The Attorney General for Québec has agreed to suspend its litigation against TransCanada and Energy East and to withdraw it once the provincial environmental assessment process has been completed. We do not anticipate this will result in a delay with regard to the National Energy Board’s review process.

On March 17, 2016, the first phase of Energy East public hearings for the voluntary Québec BAPE process was completed. The voluntary BAPE hearing process is intended to inform the Province of Québec in its participation in the federal process and provides project information to the public. A second phase, consisting of a series of public input sessions, has been suspended as it has been replaced with the environmental assessment.
Energy:

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Alberta Power Purchase Arrangements: On March 7, 2016, we issued notice to the Balancing Pool terminating our Alberta PPAs. The agreements contain a provision that permits the PPA buyers to terminate the PPAs if there is a change in law that makes the agreements unprofitable or more unprofitable. This termination affects the Sheerness, Sundance A and Sundance B PPAs. We expect the termination will improve cash flow and comparable earnings in the near term.

As a result of the termination, we have recorded a non-cash impairment charge of $240 million before-tax ($176 million after-tax) which represents the remaining net book value of our investment in the PPAs.
Teleconference and Webcast:
We will hold a teleconference and webcast on Friday, April 29, 2016 to discuss our first quarter 2016 financial results. Russ Girling, TransCanada President and Chief Executive Officer, and Don Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 1 p.m. (MDT) / 3 p.m. (EDT).
Members of the investment community and other interested parties are invited to participate by calling 866.223.7781 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on May 6, 2016. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 1793973.
The unaudited interim condensed Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

EXHIBIT 99.1

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Quarterly Report to Shareholders dated April 28, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, comparable distributable cash flow, funds generated from operations, comparable earnings per share and comparable distributable cash flow per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated April 28, 2016.

TransCanada Media Enquiries:
Mark Cooper/Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Stuart Kampel
403.920.7911 or 800.361.6522